UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 14, 2016

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Operations and Financial Condition

Attached as Exhibit 99.1 to this Report on Form 6-K are the unaudited financial statements of ProQR Therapeutics N.V. (“we”, “us” or the “Company”) for the three and ninth month period ended September 30, 2016 and attached as Exhibit 99.2 to this Report on Form 6-K is a press release of ProQR Therapeutics N.V. dated November 14, 2016, announcing the Company’s results for the three and nine month period ended September 30, 2016.

Other Recent Developments

The Company hereby provides the updates attached hereto as Exhibit 99.3 and incorporated by reference herein, for the purpose of updating its disclosures in its other filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2015 since their respective dates of filing.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on Form F-3 (File No. 333-207245).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: November 14, 2016	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Unaudited financial statements of ProQR Therapeutics N.V. for the three and nine month period ended September 30, 2016.

99.2	Press Release of ProQR Therapeutics N.V. dated November 14, 2016, announcing the Company’s results for the three and nine month period ended September 30, 2016.

99.3	Corporate Updates of ProQR Therapeutics N.V. dated November 14, 2016.